Exhibit 12.1
STATEMENTS REGARDING COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	Nine months ended
	Sept. 30, 2009	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before income taxes	$18,945	$16,649	$41,958	$37,578	$4,678	$8,182
Fixed charges excluding interest from securities operations	8,824	7,610	6,773	5,355	4,831	3,787

Subtotal	27,769	24,259	48,731	42,933	9,509	11,969
Interest expense from securities operations	26,951	90,699	140,077	89,429	46,661	13,586

Total	$54,720	$114,958	$188,808	$132,362	$56,170	$25,555

Fixed charges:
Interest expense on long-term debt	$6,041	$3,854	$2,894	$2,951	$3,123	$2,332
Interest factor in rents and other interest-bearing liabilities	2,783	3,756	3,879	2,404	1,708	1,455

Subtotal	8,824	7,610	6,773	5,355	4,831	3,787
Interest expense from securities operations	26,951	90,699	140,077	89,429	46,661	13,586

Total	$35,775	$98,309	$146,850	$94,784	$51,492	$17,373

Ratio of earnings to fixed charges:
Including interest expense from securities operations(1)	1.5	1.2	1.3	1.4	1.1	1.5
Excluding interest expense from securities operations(2)	3.1	3.2	7.2	8.0	2.0	3.2

(1)	The ratio of earnings to fixed charges is calculated in accordance with SEC regulations and is computed by dividing earnings by fixed charges. Earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on long-term debt, securities operations, outstanding lease liabilities and amortized discounts related to indebtedness. Fixed charges also include an estimate of the interest within rental expense and interest expense on other interest-bearing liabilities.

(2)	Interest expense from securities operations consists of interest incurred in our clearing operations and is completely offset by interest revenue. We account for such interest as an offset to revenue rather than an expense. Accordingly, the ratio of earnings to fixed charges, excluding interest expense from securities operations reflects the elimination of such interest expense as a fixed charge.